ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 10

INSURED		BOND NUMBER

Aquila Investment Management LLC		87110115B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

March 1, 2016	October 31, 2015 to October 31, 2016	/S/ Joseph Costello

In consideration of the premium charged for this policy, and notwithstanding Item 1 of the Declarations, Named Insured Company, or any other endorsement to this policy, it is hereby understood and agreed that the following entities (and all Directors and Officers thereof and all persons for whose Negligent Acts, Errors or Omissions each such entity is legally responsible) shall not be Insureds under this policy:

Aquila Distributors, Inc.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 11

INSURED		BOND NUMBER

Aquila Investment Management LLC		87110115B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

March 1, 2016	October 31, 2015 to October 31, 2016	/S/ Joseph Costello

In consideration of the premium charged for this policy, it is hereby understood and agreed that Item 1 of the Declarations, Named Insured Company, shall include the following:

Aquila Distributors LLC

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.